

Mail Stop 3561

September 15, 2017

Michael J. Skipworth
Chief Financial Officer
Wingstop Inc.
5501 LBJ Freeway
5th Floor
Dallas, TX 75240

> **Re: Wingstop Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 001-37425**

Dear Mr. Skipworth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1. We note that you have an incentive compensation plan. We were unable to locate the disclosures required by Item 201(d) of Regulation S-K. In future Exchange Act periodic reports, please include tabular equity compensation plan information, or advise. Refer to Item 201(d) of Regulation S-K.

Selected Historical Consolidate Financial and Other Data
Selected Other Data, page 40

2. Please present in the table with equal or greater prominence the comparable GAAP measure to the non-GAAP measure "adjusted EBITDA margin." Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Michael J. Skipworth
Wingstop Inc.
September 15, 2017
Page 2

<u>Results of Operations</u>
<u>Year ended December 31, 2016 compared to year ended December 26, 2015</u>
<u>Company-owned restaurant sales, page 47</u>

3. We note that revenue increased partially as a result of same store sales growth. We further note the disclosed significant increase in commodity prices and the disclosure on page 55 that increased costs have been mitigated by increasing menu prices. Please revise your disclosure to include the impact to same store sales growth as a result of changes in pricing and changes in volume. Refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure